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TLC Vision Corporation                  16305 Swingley Ridge Rd., Ste. 300
                                        Chesterfield, MO  63017


August 8, 2006


Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Dear Mr. Rosenberg:

Thank you for your comment letter dated July 25, 2006. Please find below our responses to your comments:

3.       ACQUISITIONS, PAGE 53

1. REFER TO YOUR RESPONSE TO COMMENT FOUR. PLEASE REVISE YOUR CURRENT DISCLOSURE TO INCLUDE THE ADDITIONAL INFORMATION YOU HAVE PROVIDED REGARDING THE ACQUISITION OF TRUVISION AND MILLENNIUM LASER EYE.

We will amend the Form 10-K for the year ended December 31, 2005 to include the additional information referenced above.

15.      INCOME TAXES, PAGE 60

2. REFER TO YOUR RESPONSE TO COMMENT FIVE. WE DO NOT CONCUR WITH YOUR CONCLUSION THAT THE $1.2 MILLION OF ADDITIONAL INCOME TAX EXPENSE THAT SHOULD HAVE BEEN RECORDED FOR THE YEAR ENDED DECEMBER 31, 2004 IS NOT MATERIAL TO YOUR FINANCIAL STATEMENTS. RECORDING THIS AMOUNT IN 2005 HAS RESULTED IN NET INCOME FOR 2005 TO BE UNDERSTATED BY APPROXIMATELY 18%. PLEASE RESTATE YOUR FINANCIAL STATEMENTS TO APPROPRIATELY RECORD THE ADDITIONAL INCOME TAX EXPENSE IN 2004 RATHER THAN IN 2005.

We will amend the Form 10-K for the year ended December 31, 2005 to restate income tax expense for the years ended December 31, 2004 and 2005 as referenced above.

New Developments

In order to provide the Commission with all of the facts currently available regarding income taxes, we want to provide you with the information that the Company has recently obtained and how we intend to account for the results of these findings.

Prior to 2004, the Company did not utilize any net operating loss carryforwards which were limited by Internal Revenue Code ("IRC") Section 382. In 2004, the Company's first year of profitability, its analysis of its accounting for income taxes inadvertently did not consider potential IRC Section 382 limitations, ultimately leading to the $1.2 million error corrected in 2005. In 2005, the Company performed, with the assistance of its tax service provider, an analysis that provided a reasonable basis with respect to the availability of its net operating loss carryforwards. The Company's 2005 analysis utilized internal information and publicly available external information such as SEC filings, tax returns, corporate stock ledgers, board minutes, and public filings of significant shareholders (Forms 13D, Forms 13G, etc.).

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-  Page 2                                                         August 8, 2006



The public filings of the significant shareholders evidenced significant fluctuations in shareholder ownership of the Company which resulted in an apparent change of ownership both prior to and on the merger date of TLC Vision and LaserVision Centers, Inc. (May 15, 2002). These potential change dates combined with the capitalization which existed on such dates resulted in an apparent significant IRC Section 382 limitation in the underlying net operating losses of each entity. As a result, the nature and ordering of the net operating losses utilized in 2004 and 2005 were based on this IRC Section 382 calculation.

The above determination was disclosed in the 2005 Form 10-K as follows:

      "During the fourth quarter of 2005, the Company initiated a review of the availability of its U.S. net operating loss carryforwards. It was determined that the availability of a significant portion of the carryforwards will be limited due to Internal Revenue Code ("IRC") Section 382 limitations. The Company intends to engage a tax service provider to perform a comprehensive IRC Section 382 study to determine the specific limitations related to certain of the net operating loss carryforwards, and that study is expected to be completed during the second quarter of 2006. Based on its current analysis, the Company has calculated a range of limitations such that $0 to $3.3 million of net operating loss carryforwards would be available each year during the carryforward period. The Company has determined that the best estimate of the deferred tax asset related to certain acquired U.S. net operating loss carryforwards is zero."

An IRC Section 382 calculation that relies on publicly available shareholder information is an acceptable, valid calculation from an IRS perspective. At the same time, the IRS allows a taxpayer to pursue additional non-public facts in its calculation if the taxpayer so chooses and is able to obtain them.

Given the significant reduction in the Company's net operating losses as indicated from the analysis performed at year end, the Company undertook a formal IRC Section 382 study. This formal study included a number of steps designed to identify and obtain more detailed nonpublic ownership information from shareholders who potentially made a consolidated filing with the Commission. The shareholders (such as a mutual fund family) who file Form 13D or Form 13G often make one filing for all funds in the family even though multiple individual shareholders (i.e., separate funds within a fund family) might separately own shares in the Company. Our evaluation included personal contact of each of the institutional shareholders evidenced as owning 5% or more of the Company's outstanding stock. With each, we personally contacted the fund manager or individual responsible for shareholder records to obtain individual fund ownership information for the period of ownership of the company stock, which could extend over the approximately ten-year period of time covered in the IRC
Section 382 study (1995-2005). With each shareholder (many of which are no longer shareholders or owned shares in a predecessor company), we attempted to obtain evidence of separate fund ownership. To satisfy our inquiry, many of these shareholders had to requisition records from off-site storage and invest their own resources. While most of the funds contacted did eventually provide the necessary information, the process took several months and involved not only overcoming the initial resistance of each shareholder, but also multiple follow-up conversations. In late July, we received the last expected response. Based on this new information, we concluded that shareholders previously believed to be 5% or greater could be properly excluded from the calculation and determined that no ownership changes had occurred for TLC Vision or LaserVision Centers, Inc. on any date that resulted in a loss of net operating losses.

Based on this new information, the Company has evaluated its previous accounting estimates and consulted with authoritative literature to determine the proper accounting for the results of the IRC Section 382 study. Statement of Financial Accounting Standards ("SFAS") No. 154 states a change in accounting estimate is "a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new


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-  Page 3                                                         August 8, 2006



information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations." Whereas SFAS No. 154 defines an error in previously issued financial statements as "an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error."

An important distinction between a change in accounting estimate and an error is that a change in estimate results from new information and an error results from oversight or misuse of facts that existed at the time the financial statements were prepared. Based on the facts known at the time the 2005 financial statements were prepared, the Company believed that it properly assessed the availability of net operating losses and properly accounted for income taxes. The Company does not believe that there was an oversight of facts because it performed an analysis of possible IRC Section 382 limitations based on the information available at the end of 2005. The analysis performed by the Company at the end of 2005 is a typical IRC Section 382 analysis that uses public information with respect to significant shareholders (e.g. Forms 13D and 13G). Often times, this is the lowest level of detail that a Company is able to obtain on its significant shareholders. Therefore, the Company believes that its analysis at the end of 2005 was valid and was not likely to change significantly. The Company initiated a detailed IRC Section 382 study in March 2006 to determine if additional information could be obtained on its significant shareholders. As noted above, after several months of significant effort, the Company determined that its estimate at the end of 2005 regarding IRC Section 382 limitations was significantly different than its current estimate. The Company believes that the information obtained from the detailed IRC Section 382 study completed in July 2006 is new information because it was not known at the end of 2005 and at that time it was uncertain if this level of detail even existed.

As a change in estimate, SFAS No. 154 requires that the Company record an adjustment to correctly reflect the income tax accounts as of the date of the new information. As such, the Company calculated the cumulative impact of this new information to be a $3.4 million decrease to income tax expense, which it intends to record in the three and six month period ended June 30, 2006. In addition, as of June 30, 2006 the adjustment for the change in estimate decreases goodwill, common stock and income taxes payable by $3.9 million, $4.8 million and $2.5 million, respectively. Based on this new information, as of June 30, 2006 the Company's net operating loss carryforwards for financial reporting purposes total $187.2 million. Due to the uncertainty of the Company's ability to utilize its net operating loss carryforwards beyond 2006, the Company will maintain a valuation allowance as of June 30, 2006 against its net operating loss carryforwards.

In the footnotes of its financial statements on Form 10-Q for the period ended June 30, 2006, the Company intends to disclose the following:

         "During the second quarter of 2006, the Company completed a comprehensive IRC Section 382 study to determine the specific limitations related to certain net operating loss carryforwards. The results of that study indicate that the availability of the Company's net operating loss carryforwards each year are greater than its original estimate. Based on the results of this study, the Company has recorded a cumulative catch-up adjustment for its change in estimate to properly reflect income taxes as of June 30, 2006. For the three and six months ended June 30, 2006, the impact of the change in estimate is a $3.4 million decrease to income tax expense (or a $0.05 increase per diluted share). In addition, as of June 30, 2006 the adjustment for the change in estimate decreases goodwill, common stock and income taxes payable by $3.9 million, $4.8 million and $2.5 million, respectively. As of June 30, 2006, the Company's net operating loss carryforwards for financial reporting purposes total $187.2 million. Due to the uncertainty of the Company's ability to utilize its net operating loss carryforwards beyond 2006, the Company maintained a valuation allowance as of June 30, 2006 against its net operating loss carryforwards."


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-  Page 4                                                         August 8, 2006



While we do not seek Commission approval of this prospective accounting, we want to ensure that we have provided full disclosure of recent developments in the accounting for income taxes in order that the Company and the Commission might reach full and final agreement on this issue in order to facilitate the timely filing of the Company's financial statements on Form 10-Q for the period ended June 30, 2006.

22.      QUARTERLY FINANCIAL DATA (UNAUDITED), PAGE 67

3. WE NOTE YOUR RESPONSE TO COMMENT EIGHT. WE BELIEVE THAT THE ADDITIONAL INFORMATION YOU PROVIDED REGARDING THE FOURTH QUARTER LOSS WOULD BE USEFUL TO INVESTORS. PLEASE EXPAND YOUR CURRENT DISCLOSURE TO INCLUDE SIMILAR ABBREVIATED INFORMATION AS A FOOTNOTE TO THIS TABLE.

We will amend the Form 10-K for the year ended December 31, 2005 to include the additional information referenced above.

Please do not hesitate to contact the undersigned should you have any further questions or comments.

Sincerely,




Steven P. Rasche
Chief Financial Officer